                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                            THE BON-TON STORES, INC.
             -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -------------------------------------------------------
                         (Title of Class of Securities)

                                  09776J 10 1
             -------------------------------------------------------
                                 (CUSIP Number)

                            Henry F. Miller, Esquire
                     Wolf, Block, Schorr and Solis-Cohen LLP
                          1650 Arch Street, 22nd Floor
                             Philadelphia, PA 19103
                                 (215) 977-2000
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 25, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





                         (Continued on following pages)

                               (Page 1 of 7 Pages)


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CUSIP No. 09776J 10 1                    13D                   Page 2 of 7 Pages

                              --------------------

1.   NAME OF REPORTING PERSON: THOMAS W. WOLF

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                          (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS -- N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION -- U.S.A.

NUMBER OF         7.   SOLE VOTING POWER - 60,000
SHARES
BENEFICIALLY      8.   SHARED VOTING POWER - 1,097,914
OWNED BY
EACH              9.   SOLE DISPOSITIVE POWER - 60,000
REPORTING
PERSON WITH       10.  SHARED DISPOSITIVE POWER - 1,097,914

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 1,157,914

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 8.1%

14.  TYPE OF REPORTING PERSON -- IN

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CUSIP No. 09776J 10 1                    13D                   Page 3 of 7 Pages

                  AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

     This Amendment No. 3 amends the Schedule 13D with respect to the common stock of The Bon-Ton Stores, Inc. beneficially owned by Thomas W. Wolf, filed on October 10, 2001, as amended by Amendment No. 1 filed on October 24, 2001 and Amendment No. 2 filed on February 17, 2004.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Wolf is the beneficial owner of an aggregate of 1,157,914 shares of Common Stock, which comprise 8.1% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

     Specifically, Mr. Wolf beneficially owns, and is the record holder of 55,000 shares of Common Stock. Mr. Wolf also beneficially owns 5,000 shares of Common Stock as a result of his ownership of options to purchase 5,000 shares of Common Stock, which options are presently exercisable.

     Mr. Wolf is also the beneficial owner of certain shares held by trust created for the benefit of the children and grandchildren of Tim Grumbacher, the Chairman of the Board and Chief Executive Officer of The Bon-Ton Stores, Inc. Mr. Wolf is a trustee of eight such trusts: (i) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"); (ii) three trusts, each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"); (iii) one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust"); and (iv) one trust created under and Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the "2003 Trust"). In addition, Mr. Wolf is trustee of the M. Thomas Grumbacher 2005 Annuity Trust (the "2005 Trust," and collectively with the 1989 Trusts, the 1993 Trusts, the 1999 Trust and the 2003 Trust, the "Trusts"), of which Mr. Grumbacher is the sole current beneficiary. Each of the 1989 Trusts and the 1993 Trusts were created for the benefit of one of Mr. Grumbacher's three adult children. The 1999 Trust and the 2003 Trust were each created for the benefit of one of Mr. Grumbacher's grandchildren. The 1989 Trusts own 63,454 shares of Common Stock and 545,237 shares of Class A Stock. The 1993 Trusts own 24,950 shares of Common Stock. The 1999 Trust owns 8,480 shares of Common Stock. The 2003 Trust owns 3,480 shares of Common Stock. The 2005 Trust owns 286,540 shares of Common Stock. Mr. Wolf hereby disclaims beneficial ownership of the shares of Common Stock and Class A Stock owned by the Trusts.

     Mr. Wolf also beneficially owns 165,773 shares of Common Stock in his capacity as a director of a charitable foundation (the "Foundation") which owns 165,773 shares of Common Stock.

     Mr. Wolf disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock owned by the Trusts and the Foundation.

     (b) Mr. Wolf has sole voting and dispositive power with respect to 60,000 shares of Common Stock.

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CUSIP No. 09776J 10 1                    13D                   Page 4 of 7 Pages

     If deemed a beneficial owner of the shares held by the Trusts, Mr. Wolf shares voting power and dispositive power with the respective trustees of each Trust, for each of the shares held by such Trust. The trustees of and shares beneficially owned by each of the Trusts are as follows:

     (i) The trustees of the 1989 Trusts are Mr. Wolf, Nancy Grumbacher, David
     R. Glyn ("Glyn") and Henry F. Miller ("Miller"), and these trustees share voting and dispositive power with respect to 63,454 shares of Common Stock and 545,237 shares of Class A Stock;

     (ii) The trustees of the 1993 Trusts are Mr. Wolf, Nancy Grumbacher, Glyn and Miller, and these trustees share voting and dispositive power with respect to 24,950 shares of Common Stock;

     (iii) The trustees of the 1999 Trust are Mr. Wolf, Nancy Grumbacher, Glyn and Beth G. Elser ("Elser"), and these trustees share voting and dispositive power with respect to 8,480 shares of Common Stock;

     (iv) The trustees of the 2003 Trust are Mr. Wolf, Nancy Grumbacher, Glyn and Elser, and these trustees share voting and dispositive power with respect to 3,480 shares of Common Stock; and

     (v) The trustees of the 2005 Trust are Mr. Wolf and Miller, and these trustees share voting and dispositive power with respect to 286,540 shares of Common Stock.

     If deemed a beneficial owner of the shares held by the Foundation, Mr. Wolf shares voting power and dispositive power with the other members of the Board of Directors of the Foundation, for each of the shares held by the Foundation. The other directors of the Foundation are Tim Grumbacher, Nancy Grumbacher and Miller. The directors of the Foundation share voting and dispositive power with respect to 165,773 shares of Common Stock.

     The identity and background for each of the above-named persons with whom Mr. Wolf shares voting and dispositive power as to any shares is as follows:

     Nancy T. Grumbacher:
     -Residence Address: 460 Country Club Road, York, Pennsylvania 17403.
     -Nancy Grumbacher is presently not employed.
     -Nancy Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     -Nancy Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.

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CUSIP No. 09776J 10 1                    13D                   Page 5 of 7 Pages

     David R. Glyn
     -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
     -Glyn's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
     -Glyn has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     -Glyn has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.

     Henry F. Miller
     -Business Address: Wolf, Block, Schorr and Solis-Cohen LLP, 1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103.
     -Miller's present principal occupation is partner in Wolf, Block, Schorr and Solis-Cohen LLP.
     -Miller has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. -Miller has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.

     Beth G. Elser
     -Residence Address: 5303 Lakeside Avenue, Virginia Beach, VA 23451.
     -Elser is presently not employed.
     -Elser has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.
     -Elser has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.

     M. Thomas Grumbacher:
     -Residence Address: 460 Country Club Road, York, Pennsylvania 17403.
     -Tim Grumbacher is presently the Chairman of the Board and Chief Executive Officer of The Bon-Ton Stores, Inc.
     -Tim Grumbacher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

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CUSIP No. 09776J 10 1                    13D                   Page 6 of 7 Pages

     -Tim Grumbacher has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     -Citizenship: U.S.A.

     (c) The following transactions were effected since Mr. Wolf's most recent filing on Schedule 13D, dated as of February 17, 2004:

     On May 5, 2004, Mr. Wolf was appointed to the Board of Directors of the Foundation.

     On December 1, 2004, Mr. Grumbacher gave 50,000 shares of Common Stock to the Foundation, 1,530 shares of Common Stock to the 1999 Trust and 1,530 shares of Common Stock to the 2003 Trust.

     On May 25, Mr. Grumbacher contributed 286,540 shares of Common Stock to the 2005 Trust, and Mr. Wolf was appointed as a trustee of the 2005 Trust.

     (d) The 1989 Trusts have the right to receive dividends from, and the proceeds from the sale of, 63,454 shares of Common Stock and 545,237 shares of Class A Stock. Mr. Wolf, Nancy Grumbacher, Glyn and Miller, as the trustees of the 1989 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

     The 1993 Trusts have the right to receive dividends from, and the proceeds from the sale of, 24,950 shares of Common Stock. Mr. Wolf, Nancy Grumbacher, Glyn and Miller, as the trustees of the 1993 Trusts, have the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares.

     The 1999 Trust has the right to receive dividends from, and the proceeds from the sale of, 8,480 shares of Common Stock. Mr. Wolf, Nancy Grumbacher, Glyn and Elser, as the trustees of the 1999 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

     The 2003 Trust has the right to receive dividends from, and the proceeds from the sale of, 3,480 shares of Common Stock. Mr. Wolf, Nancy Grumbacher, Glyn and Elser, as the trustees of the 2003 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

     The 2005 Trust has the right to receive dividends from, and the proceeds from the sale of, 286,540 shares of Common Stock. Mr. Wolf and Miller, as the trustees of the 2005 Trust, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

     The Foundation has the right to receive dividends and the proceeds from the sale of, 165,773 shares of Common Stock. Mr. Wolf is one of four directors of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation with the other directors of the Foundation, Tim Grumbacher, Nancy Grumbacher and Henry F. Miller.

     (e) Not applicable.


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CUSIP No. 09776J 10 1                    13D                   Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2005

                                      /s/ Thomas W. Wolf
                                      ------------------------------------------
                                      Name:  Thomas W. Wolf